SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: December 2002

                                     QSC AG
                           -------------------------
               (Exact name of registrant as specified in charter)

                                    QSC Corp
                           -------------------------
                 (Translation of registrant's name into English)

                                     Germany
                           -------------------------
                         (Jurisdiction of organization)

               Mathias-Bruggen Strasse 55, 50829 Cologne, Germany
              ----------------------------------------------------
                    (Address of principal executive offices)

       Registrant's telephone number, international: +011-49-221-6698-837

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Quarterly report of QSC AG (the "Company" or "QSC") for the quarter ended September 30, 2002.

                                     QSC AG

              QUARTERLY REPORT FOR QUARTER ENDED SEPTEMBER 30, 2002

                                QSC AT A GLANCE

                                             01/01/-30/09/  01/01/-30/09/
                                                  2002           2001
------------------------------------------------------------------------------
All amounts in million EUR
------------------------------------------------------------------------------
Revenues                                          33.6           20.2

EBITDA (1)                                       -45.4          -64.6

EBIT (2)                                         -72.3          -83.7

Net loss                                         -74.9          -78.3
------------------------------------------------------------------------------
Net loss per common share (3) (in EUR)           -0.74          -0.77
------------------------------------------------------------------------------
Equity                                           171.3 (4)      240.0 (5)

Balance Sheet Total                              210.5 (4)      298.0 (5)

Equity ratio (in %)                               81.4           80.5
------------------------------------------------------------------------------
Capital Expenditure                                7.1           36.9

Liquidity                                        102.6 (4)      153.8 (5)
------------------------------------------------------------------------------
Share price as of 30/09/(in EUR)                  0.46           1.02

Number of shares as of 30/09/              105,008,714    105,008,714

Market capitalisation as of 30/09/                48.3          107.1

Employees                                          322 (4)        247 (6)
------------------------------------------------------------------------------

(1)  Earnings before interest, taxes, depreciation and amortization

(2)  Earnings before interest and taxes

(3)  basic and diluted

(4)  as of September 30, 2002

(5)  as of December 31, 2001

(6)  as of September 30, 2001

                               TABLE OF CONTENTS

                                             Company Report

                                        03.  Business Development

               QSC's overview

11.  Statements of Operations

12.            Balance Sheets

14.   Statements of Cash Flow

16.      Statements of Equity

                                             Appendix

                                        18.  Notes

                                        25.  M D & A

                                        34.  Glossary

                                        37.  Calendar/Contacts


                             EXPERIENCED MANAGEMENT

Dr. Bernd Schlobohm           The engineering post graduate founded QSC and
                              heads engineering and strategy.

Gerd Eickers                  The experienced telecommunications specialist is
                              also a co-founder. He is responsible for customer service, order management and regulatory affairs.

Markus Metyas                 The former investment banker is in charge of
                              finance, human resources and legal affairs.

Bernd Puschendorf             With many years of first hand sales experience, he
                              has assumed responsibility for the areas sales and marketing in March 2002.

                                 COMPANY REPORT

     QSC reduces cash burn for the sixth time in a row. In spite of the difficult overall economic environment, QSC AG continued to improve its EBITDA and cash flow in the third quarter of 2002. During the third quarter, which is traditionally weak due to the slow summer months, the Company was able to reach a slight revenue gain over the strong second quarter of 2002 (Q2 2002: EUR 12.0 million). At EUR 12.1 million, QSC grew its quarterly revenues by more than 50 percent year-on-year (Q3 2001: EUR 7.8 million). Revenues for the first nine months of the current fiscal year totaled EUR 33.6 million, compared to EUR 20.2 million during the comparable prior-year period, resulting in a 66-percent increase.

     The percentage of higher-margin revenues from business customers and project businesses continued to rise during the third quarter of 2002 with a positive impact on the Company's EBITDA. In the third quarter of 2002, the Company's EBITDA loss declined to EUR -14.2 million, compared to EUR -18.9 million for the third quarter of 2001. This led to an EBITDA loss of EUR -45.4 million during the first nine months of the current fiscal year, compared to EUR -64.6 million for the same period in 2001, representing a reduction of 30 percent.

     In line with its EBITDA result, the liquidity development was improved again, with a quarterly cash burn being reduced for the sixth time in a row. In the third quarter of 2002, net cash outflow reached EUR -15.1 million, as opposed to EUR -17.1 million for the second quarter of 2002. For the coming quarters, QSC anticipates that its net cash outflow will decline by an average of around EUR 1.5 million per quarter. Cash and cash equivalents totaled EUR
102.6 million on September 30, 2002, compared to EUR 153.8 million on December 31, 2001.

Revenues (in million EUR)
       0          2          4          6          8          10         12
       |----------|----------|----------|----------|----------|----------|

Q1/01  -------------------------------|
Q2/01  ----------------------------------------|
Q3/01  -------------------------------------------|
Q4/01  ----------------------------------------------------|
Q1/02  ------------------------------------------------------|
Q2/02  ------------------------------------------------------------------|
Q3/02  -------------------------------------------------------------------|



Cash outflow (in million EUR)
       0        8       16       24       32       40       48
       |--------|--------|--------|--------|--------|--------|

Q1/01  --------------------------------------------------|
Q2/01  --------------------------------------------|
Q3/01  ---------------------------------------|
Q4/01  -------------------------|
Q1/02  ---------------------|
Q2/02  -------------------|
Q3/02  -----------------|

     Focus on project business. Its powerful broadband network in all major German business centers as well as a portfolio of products and services that are tailored to the needs of business customers make QSC an attractive business partner for organizations of every size. After signing up Kaufhof retail group in the summer of 2002, QSC won further interesting project business contracts this fall. Since mid November 2002 - following an installation phase of only six weeks-QSC has connected 103 Q2 shops in Germany over Q-DSL.

     Building upon its fast broadband access, QSC is able to offer major corporations one-stop shopping for end-to-end communication solutions. This enables the swift implementation of virtual private networks (VPN) and the efficient installation of special security solutions. Aside from its tailor-made project business, QSC's Q-VPN and Q-Security products offer small and medium-size companies cost-effective and standardized options for implementing end-to-end VPN and security solutions with a minimum of effort.

     In addition to its solutions and project business, QSC is also focusing on selling its Q-DSL business and Q-DSL office products for business customers. Thanks to positive response on the part of small and medium-size companies, these products are accounting for a growing share of QSC's revenues. The Company is also currently benefiting from the weak position of some of its competitors. During the third quarter of 2002, QSC migrated well over 100 business customers to its network from Internet service provider Energis-Ision.

     Since the third quarter of 2002, QSC has begun to use its Q-Voice product to bundle its Q-DSL business product for business customers with a digital voice solution. In addition to familiar ISDN convenience and security features, Q-Voice also offers up to eight parallel voice channels on one broadband line which is based upon digital network standards (e.g. ATM) of the latest generations. This enables QSC to offer attractive and innovative tariffs that include, for example, 1,000 free minutes per month of local calls and calls to other Q-Voice customers. Q-Voice is making the Company an integrated data/voice telecommunication provider for business customers. With its current product offering, QSC views itself as being well positioned to meet the continued growth in demand for broadband solutions from business customers.

     Business with resellers, on the other hand, essentially consisting of Internet service providers (ISP) to whom QSC supplies DSL lines, declined moderately as a result of continuing consolidation in the ISP sector. Against this backdrop, the Company's decision to launch its own Q-DSL product family in the spring of 2001, in addition to the speedw@y-DSL reseller product, has been fully vindicated. Nevertheless, the reseller business with reliable and well performing partners continues to remain an important element of QSC's business model.

     Optimizing the distribution channels. QSC took advantage of the slow summer months to push the introduction of its new sales model both internally and in close coordination with partners. Today, key account managers serve project and larger business customers, while independent sales teams target companies in broadband-related areas such as the film and media industries, the CAD sector and, to an increasing extent, the healthcare industry as well.

     Sales activities were supported by the Company's marketing offensive for its QSC products and solutions. This includes pinpointed advertising for the Q-DSL product family, as well as efficient communication between QSC and opinion leaders, in particular the press. The media are increasingly including QSC products in their technology and pricing comparisons. In one test, for example, the IT magazine Network World evaluated the outstanding price-performance ratio of Q-DSL business by comparison with dedicated leased lines.

     QSC places a great deal of emphasis on continuously reviewing the effectiveness of these kinds of communication activities. A marketing campaign that focused on the Cologne and Frankfurt metropolitan areas and was supported by accompanying advertisements in business and IT magazines as well as in online media produced a quantifiable increase in the brand awareness of QSC and the Q-DSL product family.

     The Company's focus on the business customer segment also led to a realignment of its consumer business during the third quarter of 2002. The establishment of an independent business unit went hand in hand with the creation of a separate Internet and marketing presence (www.q-dsl-home.de). QSC is now selling more than 90 percent of its Q-DSL home lines through the Internet.

     Rigorous cost management bearing fruit. For the sixth time in a row, QSC lowered its quarterly net cash outflow, while further improving its EBITDA. This development is primarily attributable to the Company's growing share of higher-margin direct revenues with business customers which added to the effects of an ongoing efficiency improvement program and a rigorous cost management.

     At EUR 14.4 million, network expenses, which are reported under cost of revenues, continued to remain the largest expense item during the third quarter of 2002. Year-on-year, network expenses declined 25 percent in the third quarter of 2002 (Q3 2001: EUR 19.1 million), in spite of revenue growth of 55 percent. This significant improvement is directly attributable to measures initiated by QSC to optimize its network operations and underscores the potential offered by the scalability of the Company's business model.

     Sales and marketing expenses totaled EUR 8.9 million in the third quarter of 2002. This year-on-year rise (Q3 2001: EUR 4.9 million) is a manifestation of QSC's strongly growing business activities. General administration costs, on the other hand, remained virtually unchanged at EUR 2.8 million for the third quarter of 2002, compared to EUR 2.5 million for the third quarter of 2001. Right from the start, QSC AG has positioned itself in a way that enables the Company to cope with a growing volume of business without the need for any major capital investments or additional expenses.

     QSC's EBITDA loss for the third quarter of 2002 stood at EUR -14.2 million, compared to EUR -18.9 million for the third quarter of 2001. This represents a further improvement over the strong second quarter of 2002, with an EBITDA loss of EUR -14.9 million.

     During the first nine months of the current fiscal year, QSC recorded a net loss of EUR -74.9 million, compared to EUR -78.3 million during the prior-year period. There was a EUR -27.3 million net loss for the third quarter of 2002 (Q3 2001: EUR -23.6 million). This includes a full write-off on QSC's 25-percent strategic investment in Netchemya S.p.A. of Milan, Italy. During the third quarter of 2002, one of Netchemya's shareholders, TISCALI S.p.A., made a strategic decision to no longer serve as a reseller for Netchemya's network-based services. Since this meant it would no longer be possible to assure that the Company's business plan could be financed and executed, the shareholders resolved to liquidate Netchemya. Consequently, QSC wrote off the net book value of EUR 4.1 million in full.

     Sufficient headcount for further growth. In connection with the merger of its two wholly owned subsidiaries GINKO AG and COMpoint GmbH with QSC AG, the size of the Company's workforce again rose moderately during the third quarter of 2002. With a headcount of 322 people, the workforce was five percent larger than its level on June 30, 2002. The increase of 75 people over the level on September 30, 2001, reflects the changes the Company is undergoing as it moves from being a pure infrastructure vendor to a solutions-driven service provider for business customers.

     This necessitated an increase in human resources, especially in the Company's customer-related service areas, as well as in sales and marketing. Over one half of the workforce is now active in these fields. To further heighten the Company's focus on the needs of its customers, QSC is presently concentrating on customer relationship management and customer care in its ongoing in-house training program. By the beginning of next year, each and every employee - from the receptionist right through to the CEO - will have attended workshops dealing with these training areas.

     The reorganization and strengthening of the sales organization, as well as the integration of the teams from GINKO and COMpoint, went hand in hand with a realignment of marketing activities at QSC during the third quarter of 2002. Product Management and Marketing, which had previously been separate departments, were consolidated and are now collaborating even more closely and efficiently.

     Engineering serves as the second major element in QSC's business model. 102 engineers and technicians are working to assure smooth operation of the DSL network.

     At the close of the third quarter of 2002, QSC had a well-positioned, qualified and motivated team in place that will be able to achieve the Company's anticipated growth with the available resources.

Workforce structure

     4.0%      Board, Strategic Planning, Business Development

    31.7%      Engineering

    12.4%      Finance/Administration

    27.0%      Sales and Marketing

    24.9%      Customer Care

     QSC banking on transparency and quality. During the third quarter of 2002, capital markets around the world continued to slide, with concerns about the value of business models increasingly extending to mature industrial and service companies. The telecommunication sector was especially hard-hit by discussions about the strategic positioning and survivability of companies in the sector, including some of the largest telecommunications companies in the world. At the outset of the fourth quarter of 2002, it would appear that the situation in the capital markets is beginning to calm down a bit, in spite of a persistently weak economy. Regardless of the unsatisfactory share price level, QSC is sustaining its policy of providing open and comprehensive information to all capital market participants.

     QSC AG views itself as being well positioned for the new so-called Prime Standard that was presented by Deutsche Borse in the autumn of 2002. The Company has high hopes that the dissolution of the private-sector Neuer Markt will tighten quality requirements in this premium segment, which could offset some of the confidence lost over the course of the past two years in the Neuer Markt segment. QSC views its ability to continuously satisfy the expectations of the capital market as being its most important confidence building measure.

     In numerous personal meetings with opinion leaders, management explained its successes in executing the Company's business model and the sustained improvement of its liquidity and results developments. QSC also communicates actively with retail investors via e-mail and telephone.

Ownership structure

     30.0%     Founders, Management, Employees, Supervisory Board

     37.7%     Free Float

     32.3%     Baker Communications Fund

     Outlook: QSC confirms earnings forecast for 2002. The economic environment in Germany turned even more dismal during the third quarter of 2002. Economic researchers now anticipate almost no growth for the current year and a very hesitant recovery for the coming year. QSC is doing a good job of holding its own in this environment. Its offerings of broadband telecommunication solutions are meeting strong interest from business customers, and QSC's swift and efficient implementation of these solutions is forging the foundation for trust based, long-term customer relationships.

     Consequently, the Company is continuing to rigorously expand its directly addressable business customer segment, and is systematically rounding out its portfolio of products and solutions in this segment. The nationwide rollout of Q-VPN, which enables virtual private networks to be created, is making QSC an interesting partner for enterprises with multiple branch operations in Germany. Q-VPN allows them to build self-contained enterprise networks without having to invest in costly hardware and software. The QSC network enables every Q-VPN location to operate as if it were at headquarters, to utilize all applications and access all data in the Q-VPN group. This means that businesses can easily, cost-effectively and securely set up telecommuting workplaces or combine working groups in various locations into virtual teams - two issues that are playing a steadily growing role in today's corporate routine.

     Q-Voice, which was launched in six cities, for the first time enables business customers to cover all of their telecommunication needs with QSC as their partner. They can send and receive broadband data over a single DSL line from QSC and at the same time conduct up to eight simultaneous ISDN telephone calls.

     The positive response to these new products on the part of QSC's customers, as well as the Company's positioning as a provider of integrated data/voice solutions for broadband communication, are strengthening QSC's conviction in its February 2002 forecast that - in spite of the extremely difficult economy - it would reduce its EBITDA loss from EUR -85.4 million in 2001 to EUR -60 to -70 million in 2002. As things stand today, QSC anticipates that its annual revenues will come in at around the lower end of its projected revenue range of EUR 46 to 54 million. The Company continues to plan on reaching the EBITDA breakeven point during the course of 2003 and the cash flow breakeven point during the course of 2004.

                        [Page Intentionally Left Blank]

                            STATEMENTS OF OPERATIONS

Consolidated Statements of Operations (unaudited)
     (EUR amounts in thousands (TEUR), except for per share amounts)

                                                         for the three months ended         for the nine months
                                                               September 30,                ended September 30,
                                                            2002            2001            2002            2001
                                                          in TEUR         in TEUR         in TEUR         in TEUR
------------------------------------------------------ --------------- --------------- --------------- ---------------
Net revenues                                                   12,125           7,784          33,648          20,201
------------------------------------------------------
  Cost of revenues                                             14,418          19,100          45,726          61,493
Gross loss                                                    (2,293)        (11,316)        (12,078)        (41,292)
------------------------------------------------------
  Selling and marketing expenses                                8,864           4,865          23,047          14,494
  General and administrative expenses                           2,797           2,503           9,422           7,896
  Research and development expenses                               290             234             877             942
  Amortization of goodwill                                          -              90               -             174
  Depreciation and amortization                                 9,632           7,297          26,865          18,853
    (including TEUR 5,256 in non-cash
    Compensation in the 9 months ended
    September 30, 2002; 9 months ended September 30,
    2001: TEUR 3,795)
    Operating loss                                           (23,876)        (26,305)        (72,289)        (83,651)
------------------------------------------------------
Other income (expenses)
  Interest income                                               1,140           3,098           3,084           7,650
  Interest expense                                                (5)            (85)           (105)           (216)
  Share of post acquisition losses of equity
    method investees                                          (4,570)           (309)         (5,431)         (2,120)
  Other non-operating income (loss)                              (11)               4           (138)              32
Net loss before income taxes                                 (27,322)        (23,597)        (74,879)        (78,305)
------------------------------------------------------
  Income taxes                                                      -               -               -               -
Net Loss                                                     (27,322)        (23,597)        (74,879)        (78,305)
------------------------------------------------------
  Net loss per common share (basic and diluted)                (0.27)          (0.23)          (0.74)          (0.77)
  Weighted average shares outstanding
    (basic and diluted)                                   101,134,647     101,134,647     101,134,647     101,134,647
------------------------------------------------------ --------------- --------------- --------------- ---------------

      The accompanying notes to unaudited consolidated financial statements are an integral part of these statements.

                                 BALANCE SHEETS

Consolidated Balance Sheets (unaudited)
     (EUR amounts in thousands (TEUR))

                                                                            as of
                                                              Sept. 30, 2002      Dec. 31, 2001
                                                                  in TEUR            in TEUR
------------------------------------------------------------ ------------------ -----------------
ASSETS
------------------------------------------------------------
Current assets
  Cash and cash equivalents                                             60,717           153,776
  Held-to-maturity securities                                           41,899                 -
  Trade accounts receivable, net                                        12,176            15,581
  Trade accounts receivable due from related parties                       336               681
  Unbilled receivables                                                     199             7,256
  Other receivables                                                      8,890            17,430
  Prepayments and other current assets                                   4,569             2,316
Total current assets                                                   128,786           197,040
------------------------------------------------------------
Non-current assets
  Property, plant and equipment, net
     Networking equipment and plant                                     67,726            82,096
     Operational and office equipment                                    6,962             7,576
  Total property, plant and equipment, net                              74,688            89,672
  Intangible assets, net
     Licenses                                                            1,990             2,205
     Software                                                            1,790             2,043
     Goodwill                                                            2,393             1,407
     Others                                                                  6                 8
  Total intangible assets, net                                           6,179             5,663
  Investment in equity method investees                                    301             4,996
  Other non-current assets                                                 578               603
Total non-current assets                                                81,746           100,934
------------------------------------------------------------
Total assets                                                           210,532           297,974
------------------------------------------------------------

Consolidated Balance Sheets (unaudited)
(EUR amounts in thousands (TEUR))

                                                                            as of
                                                              Sept. 30, 2002      Dec. 31, 2001
                                                                  in TEUR             in TEUR
------------------------------------------------------------ ------------------ -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------ ------------------ -----------------
LIABILITIES
Current liabilities
  Short-term debt and current portion of long-term debt                      -               357
  Trade accounts payable                                                19,518            23,591
  Trade accounts payable due to related parties                            220            13,199
  Accrued liabilities                                                   15,722            18,769
  Deferred revenues                                                      2,408               883
  Other current liabilities                                              1,090               807
Total current liabilities                                               38,958            57,606
Non-current liabilities
     Convertible bonds                                                      50                39
     Accrued pensions                                                      186               162
     Other non-current liabilities                                           -               201
 Total non-current liabilities                                             236               402
 Total liabilities                                                      39,194            58,008
------------------------------------------------------------
 Shareholders' Equity
     Share capital                                                     105,009           105,009
     Additional paid-in capital                                        473,465           473,480
     Treasury stock                                                      (266)           (3,312)
     Deferred compensation                                             (6,739)          (12,086)
     Receivables due from shareholders                                     (1)               (1)
     Accumulated deficit                                             (400,130)         (323,124)
 Total Shareholders' Equity                                            171,338           239,966
------------------------------------------------------------
 Total liabilities and Shareholders' Equity                            210,532           297,974
-------------------------------------------------------------------------------------------------

      The accompanying notes to unaudited consolidated financial statements are an integral part of these statements.

                             STATEMENTS OF CASH FLOW

Consolidated Balance Sheets (unaudited)
     (EUR amounts in thousands (TEUR))

                                                                                   for the nine months
                                                                                   ended September 30,
                                                                                   2002            2001
                                                                                 in TEUR          in TEUR
---------------------------------------------------------------------------- ----------------- --------------
Cash flow from operating activities
Net loss                                                                        (74,879)          (78,305)
Adjustments to reconcile net loss to cash used in operating activities
    Non-cash compensation charge                                                  5,256             3,795
    Depreciation and amortization                                                21,609            15,232
    Gain on sale of equipment                                                       (70)               (4)
    Share of post acquisition losses of equity method investees                   5,431             2,120
    Non-cash interest expense                                                        82               136
    Change in operating assets and liabilities
    Decrease in accounts receivable, net                                          3,405             2,897
    Decrease in accounts receivable due to related parties                          345               954
    Decrease in unbilled receivables                                              7,057             4,584
    Decrease/(Increase) in other receivables                                      8,540            (2,822)
    Increase in prepayments and other current assets                             (2,253)           (1,647)
    Decrease/(Increase) in other non-current assets                                  25              (280)
    Decrease in trade accounts payable                                          (17,052)           (7,777)
    Decrease in accrued liabilities                                              (3,047)          (20,039)
    Increase in deferred revenues                                                 1,525               199
    Decrease in accrued taxes                                                         -               (56)
    Increase/(Decrease) in other current liabilities                                283              (169)
    Increase in accrued pensions                                                     24                23
Net cash used in operating activities                                           (43,719)          (81,159)
---------------------------------------------------------------------------- ----------------- --------------

                                                                                   for the nine months
                                                                                   ended September 30,
                                                                                   2002            2001
                                                                                 in TEUR          in TEUR
---------------------------------------------------------------------------- ----------------- --------------
Cash flow from investing activities
    Purchases of held-to-maturity securities                                      (41,899)              -
    Acquisition of business, net of cash acquired                                  (1,001)         (1,760)
    Purchases of intangible assets                                                   (357)         (1,262)
    Purchases of plant and equipment                                               (5,969)        (33,877)
    Proceeds from sale of equipment                                                   231               9
Net cash used in investing activities                                             (48,995)        (36,890)
----------------------------------------------------------------------------
Cash flow from financing activities
    Payment in short-term debt and current portion                                   (357)           (384)
      of long-term debt
    Issuance/(Redemption) of convertible bonds                                         12              (1)
    Purchases of treasury stock                                                         -            (402)
Net cash used in financing activities                                                (345)           (787)
----------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                         (93,059)       (118,836)
    Cash and cash equivalents at beginning of year                                153,776         294,780
Cash and cash equivalents at end of period                                         60,717         175,944
----------------------------------------------------------------------------
Supplemental disclosures of cash flow information
Cash paid during the period for
    Interest expense                                                                   23              80
    Income taxes                                                                        -               -
---------------------------------------------------------------------------- ----------------- --------------

     The accompanying notes to unaudited consolidated financial statements are an integral part of these statements.

                              STATEMENTS OF EQUITY

Consolidated Statements of Shareholders' Equity from January 1, 2001 to
   September 30, 2002 (unaudited) (EUR amounts in thousands (TEUR), except for per share amounts)

                                             ---------------------- --------------------- ------------ ----------- -----------
                                                                                                       Deferred
                                                                                          Additional   Compen-
                                                Ordinary Shares       Treasury Shares       Paid-in    satio        Accumu.
                                                    Amount                 Amount           Capital     Account     Deficit
                                             ---------------------- --------------------- ------------ ----------- -----------
                                                Shares      TEUR      Shares      TEUR       TEUR         TEUR        TEUR
-------------------------------------------- ------------- -------- ----------- --------- ------------ ----------- -----------
 Balance at January 1, 2001                   105,008,714  105,009     934,954   (4,125)      477,304    (21,515)   (217,532)
-------------------------------------------- ------------- -------- ----------- --------- ------------ ----------- -----------
    Purchase of treasury stock (January 1,                              88,512      (66)        (890)         890
    2001)

    Convertible bonds forfeited due to                                                           (23)          23
    termination of employment (January 1,
    2001)

    Purchase of treasury stock (May 1,                                 366,052     (286)      (3,674)       3,674
    2001)

    Convertible bonds forfeited due to                                                          (136)         136
    termination of employment (May 1, 2001)

    Initial deferred compensation recorded                                                        441       (441)
    (July 1, 2001)

    Purchase of treasury stock (July 1,                                  9,126      (50)         (68)          68
    2001)

    Reissue of treasury  stock  (October 1,                          (273,171)     1,215
    2001)

    Initial deferred  compensation recorded                                                       526       (526)
    (October 1, 2001)

    Amount amortized during the period                                                                      5,605       (691)
    Net loss                                                                                                        (104,901)

 Balance at December 31, 2001                 105,008,714  105,009   1,125,473   (3,312)      473,480    (12,086)   (323,124)
-------------------------------------------- ------------- -------- ----------- --------- ------------ ----------- -----------

                                              ------------ -------------------------------------
                                               Receivab.         Total Shareholders' Equity
                                               Due from
                                              Shareholders'
                                              ------------ -------------------------------------
                                                 TEUR                      TEUR
--------------------------------------------  ------------ -------------------------------------
 Balance at January 1, 2001                           (1)                               339,140
--------------------------------------------  ------------ -------------------------------------
    Purchase of treasury stock (January 1,                                                 (66)
    2001)

    Convertible bonds forfeited due to                                                        -
    termination of employment (January 1,
    2001)

    Purchase of treasury stock (May 1,                                                    (286)
    2001)

    Convertible bonds forfeited due to                                                        -
    termination of employment (May 1, 2001)

    Initial deferred compensation recorded                                                    -
    (July 1, 2001)

    Purchase of treasury stock (July 1,                                                    (50)
    2001)

    Reissue of treasury  stock  (October 1,                                               1,215
    2001)

    Initial deferred  compensation recorded                                                   -
    (October 1, 2001)

    Amount amortized during the period                                                    4,914
    Net loss                                                                          (104,901)

 Balance at December 31, 2001                         (1)                               239,966
--------------------------------------------  ------------ -------------------------------------

                                             ---------------------- --------------------- ------------ ----------- -----------
                                                                                                       Deferred
                                                                                          Additional   Compen-
                                                Ordinary Shares       Treasury Shares       Paid-in    satio        Accumu.
                                                    Amount                 Amount           Capital     Account     Deficit
                                             ---------------------- --------------------- ------------ ----------- -----------
                                                Shares      TEUR      Shares      TEUR       TEUR         TEUR        TEUR
-------------------------------------------- ------------- -------- ----------- --------- ------------ ----------- -----------
    Reissue of treasury  stock  (January 1,                          (575,000)     2,869                              (2,127)
    2002)
    Convertible   bonds  forfeited  due  to                                                      (45)          45
    termination  of employment  (January 1,
    2002)
    Reissue  of  treasury  stock  (April 1,                          (191,726)       177           76
    2002)
    Convertible   bonds  forfeited  due  to                                                      (46)          46
    termination  of  employment  (April  1,
    2002)
    Amount amortized during the period                                                                      5,256
    Net loss                                                                                                         (74,879)
 Balance at September 30, 2002                105,008,714  105,009     358,747     (266)      473,465     (6,739)   (400,130)
-------------------------------------------- ------------- -------- ----------- --------- ------------ ----------- -----------

                                              ------------ -------------------------------------
                                               Receivab.         Total Shareholders' Equity
                                               Due from
                                              Shareholders'
                                              ------------ -------------------------------------
                                                 TEUR                      TEUR
--------------------------------------------  ------------ -------------------------------------
    Reissue of treasury  stock  (January 1,                                                 742
    2002)
    Convertible   bonds  forfeited  due  to                                                   -
    termination  of employment  (January 1,
    2002)
    Reissue  of  treasury  stock  (April 1,                                                 253
    2002)
    Convertible   bonds  forfeited  due  to                                                   -
    termination  of  employment  (April  1,
    2002)
    Amount amortized during the period                                                    5,256
    Net loss                                                                           (74,879)
 Balance at September 30, 2002                        (1)                               171,338
--------------------------------------------  ------------ -------------------------------------

     The accompanying notes to unaudited consolidated financial statements are an integral part of these statements.

               NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

         (EUR amounts in thousands (TEUR), except for per share amounts)

1.   Organization and basis of presentation

     (a) Organization. QSC AG (in the following referred to as "QSC") was incorporated in January 1997 as a limited liability company under the name QS Communication Service GmbH. In the second half of 1999, it was registered as a joint-stock company in Cologne, North-Rhine Westphalia, Germany, under the name QS Communications AG. The annual general meeting held on May 17, 2001 resolved that the Company changes its corporate name from "QS Communications AG" to "QSC AG".

     QSC offers its business and residential customers DSL-based (Digital Subscriber Line) broadband "always-on" connections to the Internet, with up and downstream data transfer rates going up to 2.3 Mbit/s. DSL-technology makes efficient use of the last mile on the basis of unbundled network access, thus multiplying data traffic speeds by a factor of several times compared with standard subscriber connections. The QSC broadband network covers the 40 largest cities in Germany and reaches more than 20 million potential users. QSC provides its services through sales partners, mainly Internet service providers acting as resellers. QSC also serves the end-user market selling its products and services either direct or through retail and distribution partners.

     (b) Basis of presentation. The interim consolidated financial statements of QSC are unaudited and have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP") for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the financial statements reflect all adjustments (of a normal and recurring nature) which are necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2001 and 2000. The results for the nine month period ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

     All amounts except per share amounts are in thousands of EUR (TEUR).

     (c) Principles of consolidation. The consolidated financial statements include the accounts of QSC and its subsidiaries. All significant inter-company transactions have been eliminated in the consolidation. The equity method of accounting is used for companies and other investments in which QSC has significant influence. Generally this represents ownership of at least 20% and not more than 50%.

2.   Significant accounting policies

     (a) Recently issued statements of financial accounting standards. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but, rather, tested at least annually for impairment. Under US GAAP, we adopted SFAS 142 as of January 1, 2002, and stopped, at that time, amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS 141. On adoption, the Company concluded that no intangible assets other then goodwill have indefinite lives.

     SFAS 142 requires that the Company completes a first phase of the impairment review for goodwill and intangible assets with indefinite lives by June 30, 2002. The impairment test demonstrated that the fair value of the business exceeds its carrying amount and had no impact on our consolidated financial statements. In the first nine months of 2002, QSC recorded no goodwill amortization charge. Had QSC adopted SFAS 142 on January l, 2001. QSC would not have recorded a goodwill amortization charge of TEUR 84 for the first six months ended June 30, 2001. Therefore the adjusted net loss for the first six months of 2001 would have been TEUR 54,624. The adjusted net loss per common share would not have been different from the reported net loss per common share.

     In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Currently, QSC does not anticipate any material impact on its results of operation or its financial position arising from the adoption of SFAS 143.

     In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the statement are generally to be applied prospectively. QSC currently does not intend to dispose of any operation and accordingly, does not anticipate that adoption of SFAS 144 will have a material impact on its results of operations or its financial position. In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical corrections". The principal change is that gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS 4 will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 although early application of the Statement related to the rescission of SFAS 4 is encouraged. QSC plans to adopt SFAS 145 for the fiscal year ending December 31, 2003.

     In June 2002, the FASB issued SFAS 146 "Accounting for costs associated with disposal or exit activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. However, this standard does not apply to costs associated with exit activities involving entities acquired under business combinations or disposal activities covered under SFAS 144. QSC does not anticipate that adoption of SFAS 146 will have a material impact on its results of operations or its financial position.

     (b) Use of estimates in the preparation of the financial statements. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Cash, cash equivalents and held-to-maturity securities. The cash and cash equivalents consist of bank balances, cash on hand and debt securities with an original term of three months maximum. The securities are held-to-maturity securities and in accordance with SFAS 115 reported at amortized cost.

     (d) Loss per share. Under SFAS 128 "Earnings per share", loss per share is computed by dividing loss applicable to common stockholders by the weighted average number of shares of QSC's common stock outstanding exclusive of shares subject to repurchase if specified conditions are not met. Diluted earnings per share are calculated in the same manner except that the number of shares is increased assuming exercise of dilutive stock options and conversion of convertible preferred stock where these are dilutive.

     For the nine months ended September 30, 2001 and 2002, the dilutive effect of options and preferred stock was not considered because QSC recorded net losses and the impact of their assumed exercise would be anti-dilutive.

     The loss per share calculation does not include 3,874,067 shares issued to employees through the exercise of convertible bonds, which are subject to forfeiture, nor does it include the effect of the possible conversion of convertible bonds into 5,073,733 shares of QSC common stock. The loss per share calculation does not include 47,484,647 preferred shares for the period January l, 2000 to May 4, 2000. The 47,484,647 preferred shares were converted into 47,484,647 ordinary shares of QSC on May 5, 2000, as of which date they were included in the loss per share computation.

     (e) Goodwill. Goodwill consists of the excess purchase price over the fair value of the identifiable net assets acquired in acquisitions. Such amounts were amortized using the straight-line method over 4 years, until December 31, 2001. With the adoption of SFAS 142 as of January l, 2002, goodwill is no longer amortized, but, rather, tested at least annually for impairment. We refer to a) "Recently issued statements of financial accounting standards".

     (f) Segment information. QSC applies the "management" approach in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", for identifying reportable segments. The management approach designates the internal organization used by management for making operating decisions and assessing performance as the source of QSC's reportable segments. QSC is operating in one segment: Internet and corporate network access in Germany.

3.   Investments

     On February 23, 2001, QSC signed contracts to acquire a 65% share in COMpoint Network Consulting GmbH, Vellmar/Germany ("COMpoint"). COMpoint, a limited liability company, is an Internet service provider offering telecommunications and network solutions to its customers. On April 22, 2002, QSC increased its share in COMpoint to 100%. Total acquisition cost for all shares amount to TEUR 1,285, paid in cash. QSC recorded TEUR 864 of goodwill in connection with the purchase of its share in COMpoint. QSC amortized TEUR 148 of this goodwill until December 31, 2001. The merger between QSC and COMpoint was recorded in the commercial register on July l, 2002. Net loss due to the merger amounted to TEUR 244 and was offset against the consolidated equity.

     On April 24, 2001, QSC signed a contract to acquire a 41% share in Gesellschaft fur Internet-Kommunikation AG, Aachen/Germany ("Ginko"). Ginko is an Internet service provider specializing in the provision of fast Internet access. On April 24, 2001, QSC participated in a capital increase and with purchases on December 14, 2001 and April 2, 3 and 8, 2002, QSC increased its share in Ginko to 100%. Total acquisition cost for all shares amount to TEUR 1,717 of which TEUR l,378 was paid in cash and TEUR 339 in shares. QSC recorded TEUR 1,790 of goodwill in connection with the purchase of its share in Ginko. Whereas TEUR 822 relate to the shares acquired in 2002. TEUR 128 were amortized until December 31, 2001. The merger between QSC and GINKO was recorded in the commercial register on August 2, 2002. Net loss due to the merger amounted to TEUR 176 and was offset against the consolidated equity. The acquisitions of both COMpoint and Ginko were made for reasons of vertical integration and have been accounted for under the purchase method of accounting.

     On April 26, 2001, the shareholders of ALCHEMIA S.p.A., Milan/Italy, one of QSC's strategic investments made in 2000, resolved to change the Company's name to Netchemya S.p.A. ("Netchemya"). QSC's share in Netchemya is TEUR 5,688 or 25%. TISCALI S.p.A. is a shareholder of Netchemya and made a strategic decision in the third quarter of 2002 to discontinue the resale of Netchemya's network based services. This has a major adverse impact on the funding of Netchemya's future business activities and the shareholders took first measures to discontinue operations. QSC has therefore written off its remaining investment in Netchemya of TEUR 4,136.

     On January 28, 2002, QSC fulfilled its commitment acquiring a 49% interest in Grell Beratungs GmbH, Cologne ("Grell"). QSC's payment for this acquisition consisted of 575,000 ordinary shares of QSC stock at a per share value of EUR l.29. Reflecting the recent development of this business QSC has written off TEUR 433. QSC uses the equity method for its investment in Grell. The book value of this investment is TEUR 301. From January 28 to September 30, 2002, QSC recorded post-acquisition losses of TEUR 7 from its investment in Grell.

4.   Employee equity incentive program

     QSC accounts for its stock option plans under provisions of APR Opinion 25, "Accounting for Stock Issued to Employees" for options granted to employees under stock option plans. Under APR Opinion 25, compensation expense is recognized based on the amount by which the fair value of the underlying common stock exceeds the exercise price of the stock options at the measurement date. In the case of SOP2000, the measurement date is the date of grant. In the case of SOP2000A, the exercise price of 483,169 convertible bonds was reduced in November 2000. The 483,169 convertible bonds are therefore accounted for using variable plan accounting. All other convertible bonds and shares exercised under SOP2000A have a measurement date equal to the grant date. The same applies to the stock option plan SOP2001. As at September 30, 2002, QSC had deferred compensation totaling TEUR 6,739. This amount is yet to be amortized as a charge to operations until the options have been exercised finally. In the first nine months of 2002, QSC amortized TEUR 5,256 (2001: TEUR 3,795). QSC did not record any compensation expense in connection with the 483,169 convertible bonds subject to variable plan accounting. These bonds have a weighted average exercise price of EUR 4.23. QSC's stock closed at EUR 0.46 on the last trading day of the third quarter 2002 at the Frankfurt Neuer Markt stock exchange.

     On May 16, 2002, the annual general meeting approved a fourth stock option plan ("SOP 2002") authorizing the QSC Management Board to issue up to 2.45 million registered convertible bonds at 3.5% annual interest with a par value of EUR 0.01. The bonds have a term of up to five years. The authorization is limited until May 31, 2005. The holders of the convertible bonds have the right to change each bond to a registered no-par value share of QSC. Convertible bonds may be allotted to employees of QSC and its affiliated companies, to members of the Advisory Board, the Supervisory
     Board and the Management Board, as well as advisers and consulting companies. The plan will be funded by a conditional capital increase of up to TEUR 2,450. The conversion price is the closing price of QSC shares on the Neuer Markt segment of the Frankfurt Stock Exchange on the day of the issue of the convertible bond. The conversion rights are subject to a lock-up period, during which the bonds may not be converted. The lock-up period ends one year after the issue of the bonds for 33% of the conversion rights, two years after the issue for an additional 33% and three years after the issue for the rest.

5.   Debt

     Other non-current liabilities of TEUR 236 include convertible bonds of our employee equity incentive program and an accrual for existing pension obligations.

6.   Allowance for doubtful accounts

     In the first nine months of 2002, allowance for doubtful accounts of TEUR 495 was recorded. In the first nine months of 2001, the allowance for doubtful accounts was TEUR 62. In March 2001, QSC obtained insurance policies covering losses on accounts receivables due to risks which might not be detected despite an effective credit management.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
         (EUR amounts in thousands (TEUR), except for per share amounts)

     The following discussion and analysis of QSC's financial condition and results of operations should be read in conjunction with the audited annual financial statements and the related notes thereto.

l.   Overview

     We commenced operations in January 1997 as a consulting company providing services in telecommunications and information technology. We phased out our consulting business at the end of December 1999.

     We were the first company in Germany to publicly announce plans for a nationwide network based on symmetric DSL-technology (Digital Subscriber
     Line) on November 10, 1999. This Germany wide network rollout has been largely completed covering more than 20 million homes and more than one million businesses.

     We offer our business and residential customers broadband "always-on" connections to the Internet on the basis of standard copper subscriber lines. We provide our services through more than 120 sales partners, mainly Internet service providers acting as resellers. Since March 2001, we have been selling our Q-DSL product family to end-user customers. The Q-DSL product family is available either directly from us or from one of our more than 300 retail partners.

2.   Factors affecting future operations

     (a) Revenues. We derive the following types of revenues from our DSL business:

          o monthly recurring service charges for connections from the end-user customer to our facilities;

          o monthly recurring charges for providing sales partners with broadband capacity at our Metropolitan Service Centres and on our backbone;

          o    non-recurring charges for installation and end-user equipment;

          o monthly recurring charges for providing equipment housing to our sales partners within our Metropolitan Service Centres;

          o monthly recurring charges for the leased-line fibre connection from our sales partners to our Metropolitan Service Centres.

     We expect prices for both recurring and non-recurring services to decrease each year due to increased competition and future volume discounts.

     We generate revenues under our service agreement with IN-telegence GmbH & Co. KG as a network carrier. These revenues are insignificant compared to our overall revenues.

     (b) Operating expenses. The following factors comprise our operating costs:

          o Network expenses: we pay Deutsche Telekom monthly rental costs for using copper-lines between the end-users and Deutsche Telekom's central offices including nonrecurring installation costs for such lines. Network expenses also include monthly rental costs for space within Deutsche Telekom's central offices and for our Metropolitan Service Centres. We pay Deutsche Telekom and other telecommunications companies monthly recurring and non-recurring costs for lines between Deutsche Telekom's central offices and our Metropolitan Service Centres, for lines between our Metropolitan Service Centres and our sales partners and for lines interconnecting our Metropolitan Service Centres. Other network expenses we incur are for repairs and maintenance of our network, for the operation of our network and for the design and deployment of our network. Network costs may vary in the future due to regulatory intervention concerning the monthly rental costs for space within Deutsche Telekom's central offices. We expect leased line costs for lines between central offices and Metropolitan Service Centres, for lines between Metropolitan Service Centres and our distribution partners and for lines interconnecting our Metropolitan Service Centres to decrease in the future due to intense competition and future volume discounts.

          o Other operating expenses include costs for selling and marketing activities, research and development costs as well as general and administrative expenses.

     (c) EBITDA. In addition to other measurements, which are reflected in our statements of operations, we measure our financial performance by EBITDA. EBITDA consists of net loss excluding interest, taxes, share of post acquisition losses of equity method investments, amortization of deferred stock compensation, other non-operating income, depreciation and amortization of non-current assets and amortization of goodwill. We believe that EBITDA is a meaningful measure of performance because it is commonly used in the telecommunications industry. However, other companies may calculate it differently from us. We present EBITDA to enhance your understanding of our operating results. You should not construe it as an alternative to operating income as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of liquidity. For the nine months ended on September 30, 2001, we calculated negative EBITDA of TEUR 64,624. For the equivalent period of 2002, we calculated negative EBITDA of TEUR 45,424. The decrease is primarily caused by the increase in revenues and the measures which have been taken to optimize the network utilization.

     (d) Capital expenditures. The development and expansion of our business will require significant expenditures. When we enter a market, we primarily incur the following types of capital expenditures:

          o expenditure for procurement, design and construction of space within Deutsche Telekom's central offices;

          o purchase and installation of DSL access multiplexing equipment and asynchronous transfer mode switches;

          o purchase and installation of equipment for our Metropolitan Service Centres;

          o    purchase and installation of our network management systems;

          o demand-based expenditures for purchasing end-user DSL line cards and customer premises equipment.

     We may have to purchase further equipment in future periods depending on the quantity and type of equipment we initially deploy in a central office or in a Metropolitan Service Centre. Following the near completion of the network rollout, the major portion of our capital expenditures is for the purchase of line cards and customer premises equipment to support customer and end-user growth. We expect that the average cost of both line cards and customer premises equipment will decrease in the next few years.

3.   Results of operations (nine months ended September 30, 2002 and 2001)

     (a) Revenues. In the first nine months ended September 2002, we recorded revenues of TEUR 33,648. Compared with revenues of TEUR 20,201 in the first nine months ended September 2001, this represents an increase of 67%, which is mainly due to an increase in the number of customers.

     The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements" ("SAB 101") in December 1999. SAB 101 requires that, in certain circumstances, revenues received in the first month of a contract be recognized over an extended period of time instead of in the first month of the contract. QSC has adopted the provisions of SAB 101. Accordingly, we do not recognize revenues from non-recurring installation charges in the month they are invoiced, but we recognize them over the estimated average contract life of 12 months. For the period ended on September 30, 2002, we recognized TEUR 33,648 in revenues. TEUR 2,408 in installation charges are deferred and will be recognized in future periods.

     (b) Cost of revenues. Cost of revenues are our network expenses totaling TEUR 45,726 for the first nine months of 2002. During the equivalent period in 2001, we recorded network expenses of TEUR 61,493. This represents a decrease in network expenses of 26%. Although the number of customers has increased, network expenses were reduced. This primarily reflects the measures which have been taken to optimize network utilization. We expect increasing network expenses in future periods due to intensified sales activity expected to result in a growing subscriber base.

     (c) Selling and marketing expenses. We recorded selling and marketing expenses of TEUR 23,047 in the first nine months of 2002 and TEUR 14,494 for the first nine months of 2001, representing an increase of 59%. Selling and marketing expenses increased reflecting our efforts to market and sell our end-user products and reflecting an increase in personnel.

     Selling and marketing expenses consist primarily of salaries, commissions for our sales partners, costs incurred for promotional and advertising campaigns and the development of corporate identity. We expect selling and marketing expenses to further increase as we continue to promote our services.

     (d)  General  and  administrative  expenses.   General  and  administrative
     expenses were TEUR 9,422 in the first nine months of 2002 and TEUR 7,896 during the equivalent period of 2001 - an increase of 19%.

     The increase in general and administrative expenses is due to the increased number of employees. We expect our general and administrative expenses to moderately increase in future periods as we expand our business and manage our organizational growth.

     (e) Research and development expenses. We recorded research and development costs of TEUR 877 in the first nine months of 2002 and TEUR 942 in the equivalent period of 2001, representing a decrease of 7%.

     Research and development costs primarily consist of development costs for advanced solutions and applications for our DSL business. We expect our research and development expenses to increase in future periods as we continue to develop value added services and new voice telephony products.

     (f) Other income (expenses). Other income (expenses) consists primarily of interest income on our cash and cash equivalents balance. Interest income for the nine months to September 30, 2002, was TEUR 3,084 in comparison to TEUR 7,650 in the equivalent period of 2001, which is due to a lower cash balance in 2002. Interest expense in the first nine month of 2002 was TEUR
     105. Interest expense was incurred from short-term loans, minority interests in the net income of our majority-owned subsidiary COMpoint Network Consulting GmbH, Vellmar/Germany ("COMpoint") and the interest accreted to the estimated strike price of the option to acquire the remaining 35% of COMpoint, which took place on April 22, 2002. We recorded TEUR 216 interest expense during the equivalent period of 2001.

     For the period from January l until September 30, 2002, we recorded our share of post acquisition losses from our equity method investees of TEUR 5,431. For the equivalent period in 2001, we recorded TEUR 2,120.

4.   Liquidity, capital resources and investments

     Our operations have required substantial capital investment for the network rollout. We financed our operations through equity. From 1999 through to September 30, 2002, we raised total net proceeds of TEUR 428,871 through private placements, our public share offering in April 2000 and our employee equity incentive programs. Cash, cash equivalents and securities on September 30, 2002 were TEUR 102,616.

     The accumulated deficit of TEUR 400,130 includes TEUR 120,873 in dividends from a beneficial conversion feature in connection with our private placement in December

     1999 and TEUR 21,863 deferred compensation resulting from the issuance of convertible bonds. The non-cash beneficial conversion feature is the result of our private placement in December 1999, where we sold shares in series B preferred stock at a price per share deemed below the fair value per share for accounting purposes. We recognized the difference between the deemed fair value per share and the actual price per share as a non-cash dividend of TEUR 120,873 in connection with the beneficial conversion feature. The non-cash deferred compensation amount is the result of the issuance of our stock option plans, where we sold convertible bonds at a price per share deemed below the fair value per share for accounting purposes. In the first nine months of 2002, we incurred TEUR 5,256 in compensation expense. From January l through to September 30, 2002, net cash outflow from operating activities was TEUR 43,719. This was due to net losses of TEUR 74,879 and decreases in accounts payable and accrued liabilities of TEUR 20,099 and increases in assets of TEUR 2,253, offset by non-cash expenses of TEUR 32,308 and decreases in assets of TEUR 19,372 and increases in accounts payable and accrued liabilities of TEUR 1,832. We used TEUR 48,995 net cash for investing activities including TEUR 41,899 for short-term investments in debt securities which are classified as held-to-maturity. The balance of TEUR 7,096 was due to financial investments and purchases of intangible assets, plant and equipment. During the equivalent period of 2001, financial investments and purchases of intangible assets, plant and equipment were TEUR 36,890. The 81% decrease is primarily due to our network rollout being largely completed and the decrease in investments in other entities. We expect further network related cash outflows, mainly from the purchase of DSL end-user equipment and line cards. As such, we anticipate that future capital expenditures will correlate with end user growth.

     Net cash used by financing activities during the first nine months of 2002 amounts to TEUR -345.

     Due to the expansion of our business and network coverage, we expect to experience net cash outflows from both operating and investing activities in future periods. We may make investments in future periods in entities that are complementary in order to further support the growth of our business. We believe that our existing cash will be sufficient to fund those investments.

5. Shares and conversion rights held by Members of the Supervisory Board and the Management Board

     Shares and conversion rights of Members of the Management Board:

----------------------------------------------- --------------- --------------- ------------------- ----------------
                                                  30/09/2002      30/09/2002        31/12/2001        31/12/2001
----------------------------------------------- --------------- --------------- ------------------- ----------------
                                                                  Conversion                          Conversion
                                                    Shares          rights            Shares            rights
----------------------------------------------- --------------- --------------- ------------------- ----------------
Dr. Bernd Schlobohm                                 13,818,372               0          13,818,372                0
----------------------------------------------- --------------- --------------- ------------------- ----------------
Gerd Eickers                                        13,841,100               0          13,841,100                0
----------------------------------------------- --------------- --------------- ------------------- ----------------
Markus Metyas                                            2,307       1,059,116               2,307        1,059,116
----------------------------------------------- --------------- --------------- ------------------- ----------------
Bernd Puschendorf                                            0       1,000,000                   0                0
----------------------------------------------- --------------- --------------- ------------------- ----------------
                                                    27,661,779       2,059,116          27,661,779        1,059,116
----------------------------------------------- --------------- --------------- ------------------- ----------------

     Shares and conversion rights of Members of the Supervisory Board:

----------------------------------------------- --------------- --------------- ------------------- ----------------
                                                  30/09/2002      30/09/2002        31/12/2001        31/12/2001
----------------------------------------------- --------------- --------------- ------------------- ----------------
                                                                  Conversion                          Conversion
                                                    Shares          rights            Shares            rights
----------------------------------------------- --------------- --------------- ------------------- ----------------
John C. Baker                                                0          19,130                   0            9,130
----------------------------------------------- --------------- --------------- ------------------- ----------------
Herbert Brenke                                         187,820           9,130             161,120            9,130
----------------------------------------------- --------------- --------------- ------------------- ----------------
Manjit Dale                                                  0           9,130                   0            9,130
----------------------------------------------- --------------- --------------- ------------------- ----------------
Ashley Leeds                                             9,130               0               9,130                0
----------------------------------------------- --------------- --------------- ------------------- ----------------
David Ruberg                                             4,563          19,130               4,563            9,130
----------------------------------------------- --------------- --------------- ------------------- ----------------
Claus Wecker                                            83,025               0              83,025                0
----------------------------------------------- --------------- --------------- ------------------- ----------------
                                                       284,538          56,520             257,838           36,520
----------------------------------------------- --------------- --------------- ------------------- ----------------

6.   Recent developments

     For the period from January l until September 30, 2002, QSC introduced three new products representing the development of QSC as a solution provider for voice and data transmission based on DSL-technology. Q-VPN allows companies of any size to build company networks by connecting geographically dispersed branch offices. Q-Security protects networks against unauthorized access allowing customers to define their own security requirements. Q-Voice allows customers to make telephone calls and transmit data over one and the same access. End-users can continue to use their existing telecommunications devices with uncompromising quality. Q-Voice, which is currently offered in six cities, allows QSC for the first time to satisfy all telecommunications requirements of its business customers out of one hand. QSC will continue to develop its range of products for its business clients.

     QSC's focus on business customers led to a re-organization of the residential customer segment, which is now organized in a separate business unit with its own web page and marketing.

     As at January l, 2002, we had 263 employees in total. We increased the number of employees until September 30, 2002 to a total of 322. The increase in staff is due to the continuing expansion of QSC's marketing and sales divisions as well as the merger with Ginko and COMpoint.

7.   Forward-looking statements

     The statements contained in this report that are not historical facts are forward-looking statements. We have based these forward-looking statements on our current expectations and projections of future events. Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks facing us or faulty assumptions on our part. Assumptions that could cause actual results to vary materially from future results include, but are not limited to:

     o our ability to successfully market our services to current and new customers;

     o our ability to generate customer demand for our services in our target markets;

     o    the development of our target markets and market opportunities;

     o    market pricing for our services and for competing services;

     o    the extent of increasing  competition,  especially by Deutsche Telekom
          AG;

     o    trends in regulatory, legislative and judicial developments.

                                    GLOSSARY

ADSL Asymmetrical Digital Subscriber Line; asymmetric data transmission technology with downstream rates between 1.5 Mbit/s and 8 Mbit/s and upstream rates between 16 kbit/s and 640 kbit/s.

ASP Application Service Provider; service providers that host, manage, support, and deliver software applications and database to customers from a remote data center over the Internet or wide area networks.

Backbone High-speed network that interconnects networks with lower speeds/capacities.

Bandwidth           The transmission capacity of a line.

Broadband           Data  transmission  capacity  in excess of 128  Kilobit  per second.

CO Central office or co-location room; local access switching facility of Deutsche Telekom, where the "last mile" begins.

ISDN                Integrated  Services  Digital  Network;   digital  switching
                    technology allowing the transmission of any and all forms of telecommunication through a single line.

ISP Internet service provider. They facilitate customer data communication by provision of Internet access and related services, e.g. e-mail management.

Last Mile The distance from the telephone outlet to the nearest local switching center (central office).

Leased Line         Any permanently  available  connection;  no time lost due to dialing in and the setting up of a connection.

Line Sharing        Shared  use of a local  loop for  voice and  broadband  data
                    services.   Both  services  can  be  provided  by  different
                    operators due to a separation of the frequency spectrum used.

Mbit/s / kbit/s     Megabit per  second/Kilobit  per second;  measuring units of data transmission speed.

MSC Metropolitan Service Centre; QSC's local access network mode where local broadband traffic is bundled and connected with Internet and/or the PoTS (Plain old Telephony System) world. The MSC's also house broadband application servers.

QoS Quality of Service; in order to ensure an agreed transmission service level, the transport protocol, e.g. must support Quality of Service. Quality of Service, for instance, ensures that a video transmitted via speedw@y-DSL will reach the user without distortions.

SDSL Symmetric Digital Subscriber Line; symmetric transmission technology, allows for data transfer into both directions at equal speeds of up to 2.3 Megabit per second.

TKG "German Telecommunication Law" of 1998. It constitutes the legal basis for the liberalisation of the Telecoms sector in Germany.

Video-on-demand     The future of home entertainment. Via the Web, movies can be ordered and copied almost "live" through the telephone line.
                    Due to QSC's DSL technology, the virtual video library as well as countless other multimedia services will grow from a technical concept stage to real consumer availability.

Voice over DSL      The  possibility to transmit  voice and data  simultaneously within the framework of DSL technology.

Web-Hosting         Service providers offer server capacities mainly to business subscribers for their Internet applications.

                        [Page Intentionally Left Blank]

                              CONTACTS


                              QSC AG
                              Investor Relations
                              Mathias-Bruggen-Stra(beta)e 55
                              D - 50829 Cologne
                              Phone  +49-(0)221-6698-112
                              Fax  +49-(0)221-6698-009
                              E-Mail  INVEST@QSQ.DE
                              Info  www.qsc.de

                              Investor Relations Partner
                              Schumacher's AG fur Finanzmarketing
                              Prinzregentenstrasse 68
                              D - 81675 Munich
                              Phone  +49-(0)89-489 272-0
                              Fax  +49-(0)89-489 272-12
                              E-Mail  qsc@schumachers.net


                              CALENDAR

                              Annual Report 2002
                              March 27, 2003

                              Shareholders' Meeting
                              May 15, 2003

                              Conferences/Events
                              November 28, 2002
                              QSC Autumn Press Talk

                              December 5, 2002
                              Telecommunications Executive Network
                              Moving Forward & Making Money:
                              What next in the New Telecoms Landscape?

Further information under www.qsc.de

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     QSC AG

Date:  December 6, 2002              By: /s/ Dr. Bernd Schlobohm
                                        ----------------------------------------
                                        Name:   Dr. Bernd Schlobohm
                                        Title:  Chief Executive Officer

                                     By: /s/ Markus Metyas
                                        ----------------------------------------
                                        Name:   Markus Metyas
                                        Title:  Chief Financial Officer